Exhibit 99.2

Spider Vision Sensors Collaborates with Suntek Global to Apply for First Blue UAS Certification of IQ Nano Drone Sensor for US Defense

Vancouver, British Columbia, (January 30, 2025) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology company specializing in AI (Artificial Intelligence) drone, Drone-as-a-Service (DaaS), enterprise SaaS and Quantum Computing solutions, announces that its subsidiaries ZenaDrone and Spider Vision Sensors are collaborating with Taiwan-based certified electronics manufacturer and partner, Suntek Global, to apply for the company’s first Blue UAS (Unmanned Aerial System) certified IQ Nano drone sensor for use by US Defense branches.

A drone sensor is a device onboard a drone that collects data, such as cameras for imaging, LiDAR for mapping, or infrared sensors for thermal detection. Military and Defense departments use small autonomous indoor drones like the 10X10 inch IQ Nano for various applications such as inventory management, indoor building reconnaissance, search and rescue, training simulations, and explosives detection.

“We have been working with Suntek on Blue UAS certification for our cameras and sensors since signing a partnership agreement in early December, in conjunction with our Spider Vision Sensors manufacturing subsidiary in Taiwan,” said CEO Shaun Passley, Ph.D. “Our immediate goal is to utilize Suntek’s expertise having achieved Blue UAS certification, to help us source and manufacture our own compliant components as well as help us with the Blue UAS application process for our components and the IQ Nano drone. If approved, the drone is placed on the Blue UAS Cleared List, allowing military and federal agencies to directly purchase our drones.

“The IQ Nano drone is ideal for indoor operations in scenarios requiring precision, maneuverability, and minimal collateral damage, and can also improve efficiency and costs managing inventories of supplies in the Department of Defense (DoD) warehouse and storage facilities,” concluded Dr. Passley.

The company also intends to file for the less stringent and faster to achieve Green UAS certification for IQ Nano sensor and the drone in the second quarter of 2025. The Green certification is considered a pathway to the Blue certification list, with the main difference being that it is a commercial certification for secure drones led by a drone industry association (AUVSI). The Blue UAS is a military-grade approval for DoD use and has strict country of origin requirements that must not include a set list of Chinese suppliers. The Blue UAS Certification Process for DoD use is managed by the Defense Innovation Unit (DIU) and includes additional security and performance evaluations.

The global military drone market is estimated to be a US $14 billion industry in 2023, which includes the $5 billion US market and is expected to grow to $47 billion globally by 2032 according to Fortune Business Insights research. The Intelligence, Surveillance, Reconnaissance, and Targeting (ISRT) segment is the largest segment for military drones, used to collect crucial information and data in a targeted territory. The logistics and transportation sector is the second largest segment. ISRT and logistics and transportation are the military segments the company is targeting. The company previously completed two paid trials with the US Air Force and Naval Reserve for logistics and transportation applications carrying critical cargo, such as blood, in the field.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical business applications. Since 2017, the company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, health, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, accuracy and cost savings. The company operates through seven global offices in North America, Europe, Taiwan, and UAE, and is growing a DaaS business model and global partner network.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, process automation and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, and the IQ Nano indoor drone is used for inventory management in the warehouse and logistics sectors.

About Suntek Global

Suntek Global, founded in 2001, is an ISO9001 certified electronic manufacturer of tailored thermal and visible imaging vision solutions. They understand that most innovative embedded vision solutions do not demand large-scale manufacturing. Therefore, Suntek Global’s combination of precision engineering processes with cost-effective manufacturing practices, enables the delivery of high-quality, specialized electronic devices without the traditional constraints of scale. This agile approach to high-mix/low-volume (HMLV) manufacturing allows Suntek Global to effectively cater to the precise needs of clients across industries such as drones, robotics, security, and aerospace. Suntek Global has cost-effectively produced more 100+ highly customized, NDAA compliant thermal and visible imaging embedded vision systems for clients around the global (www.suntekglobal.com).

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Contacts for more information:

Company, Investors and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.